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                              April 20, 2023

       Brian Markison
       Chief Executive and Director and Principal Financial Officer RVL Pharmaceuticals plc
       400 Crossing Boulevard
       Bridgewater, NJ 08807

                                                        Re: RVL Pharmaceuticals
plc
                                                            Form 10-K for the
Years Ended December 31, 2022
                                                            Filed March 20,
2023
                                                            Form 8-K dated
March 20, 2023
                                                            File No. 001-38709

       Dear Brian Markison:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Years Ended December 31, 2022

       Management's Discussion and Analysis
       Results of Operations
       Comparison of Years Ended December 31, 2022 and 2021, page 66

   1. You disclose a gross profit and gross profit percentage in your table of revenues and expenses from
continuing operations which includes both Net product sales and Royalty and licensing revenue.
Please confirm you will revise in future filings to separately calculate gross profit
and gross profit percentage based on net product sales and revise the narrative on page 67
accordingly. In this regard, please confirm that the cost of sales relates solely to Net
product sales.
 Brian Markison
FirstName   LastNameBrian
RVL Pharmaceuticals    plc Markison
Comapany
April       NameRVL Pharmaceuticals plc
       20, 2023
April 220, 2023 Page 2
Page
FirstName LastName
Revenues, page 66

2. You state on pages 9 and 22 that Upneeq exclusivity from the FDA expires on July 8,
         2023. You state on page 26 that after the regulatory exclusivity period expires in July
         2023, manufacturers may gain approval of generic versions of Upneeq. If you may be subject to generic competition after July 2023, provide proposed additional disclosure to be included in future filings to enhance Management's Discussion and Analysis and throughout the filing, as necessary, relating to the effect loss of exclusivity may have on your results of operations.
Notes to the Consolidated Financial Statements
Note 5. Revenue, page 91

3. You state in your Form 8-K dated March 20, 2023 that since inception of your Direct
         Dispense model, you recognized sales upon shipment from the third-party logistics company. You state that you will now record Direct Dispense revenues upon delivery to the end customer, starting with the fourth quarter of 2022. As a result, $2.3 million of net product sales that were included in your preliminary estimates of the fourth quarter and full year 2022 UPNEEQ net product sales will now be recognized in the first quarter of
         2023. Please address the following:
             Clarify whether this change represents a change in accounting principle or change in accounting estimate. If the former, tell us if you have received a preferability letter from your auditors. Refer to ASC 250.
             Tell us where this fourth quarter change is disclosed in your
10-K.
             Tell us the effect the change was to each previously reported period.
             Provide us an analysis under ASC 606 of your accounting treatment before and after the change. In this regard, clarify your use of any third-party logistical partners and explain your determination of whether they are acting as principal or agent in their capacity as distributor and the resulting impact on the timing of your revenue recognition.
4. You state on page 22 that you made the decision to dispense Upneeq exclusively through a wholly-owned mail order pharmacy, RVL Pharmacy LLC, which appears to conflict with your discussion on pages 63 and 64 that patients may purchase Upneeq either from eye care or medical aesthetic professionals, or exclusivity through RVL Pharmacy, LLC, your wholly-owned pharmacy. Please revise to clarify in future filings. In addition, you discuss on page 23 your Direct Dispense and Virtual Inventory programs, which you state were introduced in September 2021 and January 2022, respectively. Please tell us the accounting treatment for each distribution model for all periods presented. Provide us the basis for your accounting treatment and proposed disclosure to be included in future filings.
 Brian Markison
FirstName   LastNameBrian
RVL Pharmaceuticals    plc Markison
Comapany
April       NameRVL Pharmaceuticals plc
       20, 2023
April 320, 2023 Page 3
Page
FirstName LastName
5. You state on page 23 that eye care practices can purchase case quantities of Upneeq.
         Please tell us what your return policy is and whether or not returns have been significant.
         Also tell us whether or not returns are considered in determining variable consideration.
         In this respect, we note a reference on page 86 to returns on product sales related to licensing revenue, but no reference to returns under Product Sales.


Form 8-K dated March 20, 2023

GAAP to Non-GAAP Reconciliation, page 12

6. Please tell us how you determined the following adjustments to calculate Adjusted
         EBITDA are consistent with the Non-GAAP C&DI 100.1:
             Licensing-related revenues, net of transaction costs, Divestiture-related contingent milestone payments, net of fees,
and
             Gain on sales of product rights

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences